1934 Act Registration No. 333 - 13904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2006

MTR CORPORATION LIMITED

(Exact Name of Registrant as Specified in Its Charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  Ö                Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                        No  Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Report on Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited (the “Company”) to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.

With respect to the Company’s business, including its railway operations and property operations, such factors include, among others, the following:

•	general political, social and economic conditions in Hong Kong, the Mainland of China and elsewhere;

•	the level of interest rates prevailing in Hong Kong;

•	accidents and natural disasters;

•	the terms on which the Company finances its working capital and capital expenditure requirements;

•	the implementation of new projects and the timely and effective development of the railway and any disruptions to that implementation and development;

•	changes in the fares for the Company’s services;

•	competition from alternative modes of transportation;

•	the Company’s ability to complete property developments on time and within budget;

•	fluctuation in property prices and competition from other property developments;

•	the Company’s relationship with the Government of the Hong Kong Special Administrative Region (the “Government”);

•	the Government’s policies relating to transportation and land use planning in Hong Kong, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the Government’s policies relating to property ownership and development, which may change as a result of the Government’s population and employment growth projections (which themselves are subject to change);

•	the possible rail merger involving the Company and the Kowloon-Canton Railway Corporation; and

•	other factors beyond the Company’s control.

EXHIBITS

Exhibit Number		Page

1.1	Announcement of Election of Language and Means of Receipt of Corporate Communications dated September 18, 2006	5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MTR CORPORATION LIMITED

By:	/s/ Lila Fong
Name:	Lila Fong
Title:	Legal Manager - Secretarial

Date: September 18, 2006

Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MTR CORPORATION LIMITED

(the “Company”)

(Incorporated in Hong Kong with limited liability)

(Stock code: 66)

Election of Language and Means of Receipt of Corporate Communications

In accordance with Rules 2.07A and 2.07B of the Listing Rules, the Company is making adequate arrangements to ascertain how Shareholders wish to receive future Corporate Communications from the Company: (i) in printed form, in English only, in Chinese only or in both English and Chinese; or (ii) by electronic means through the Company’s website.

INTRODUCTION

The Company is permitted to allow its Shareholders to elect (i) to receive a Financial Summary in place of the Long-form Report or (ii) to rely on the copies posted on the Company’s website in place of being sent a printed copy of either document.

At this year’s Annual General Meeting the Shareholders approved an amendment to the Company’s Articles of Association to permit the Company to disseminate its Corporate Communications (including the Financial Summary, Long-form Report and interim report) to the Shareholders via electronic means where such Shareholders have given their express, positive confirmation in writing that they wish to receive such communications in this manner.

PROPOSED ARRANGEMENTS

In accordance with Rules 2.07A and 2.07B of the Listing Rules, the following arrangements will be made by the Company to ascertain the wishes of its Shareholders:

1.	The Company is sending a letter to its Shareholders on 18th September, 2006 (the “First Letter”) together with a reply form (the “Reply Form”) in both English and Chinese to enable them to elect to receive future Corporate Communications: (i) in printed form, in English only, in Chinese only or in both English and Chinese; or (ii) by electronic means through the Company’s website at www.mtr.com.hk. The First Letter will explain that if the Company does not receive the Reply Form on or before the Relevant Date, but:

•	the Shareholder has previously elected to access the website version of the Company’s financial statements, the Company will only send to that Shareholder (a) a printed Chinese version of all future Corporate Communications (but not including the Company’s financial statements) if his registered address is in Hong Kong and he has a Chinese surname; or otherwise (b) a printed English version of such Corporate Communications.

•	the Shareholder has previously elected to receive a printed version of the Company’s financial statements, the Company will send to that Shareholder a printed version of all future Corporate Communications in the same printed form as he currently receives the financial statements.

•	if the Shareholder has not previously elected the language and means of receipt of the Company’s financial statements, the Company will only send to that Shareholder (a) a printed Chinese version of all future Corporate Communications (including the Financial Summary rather than the Long-form Report) if his registered address is in Hong Kong and he has a Chinese surname; or otherwise (b) a printed English version of such Corporate Communications.

Whether a Shareholder is a Hong Kong or an overseas Shareholder will be determined by the address of that Shareholder appearing on the Company’s Register of Members.

2.	The Company will send the language version(s) of the Corporate Communications to the Shareholders according to their election unless and until they notify the Company in writing that they wish to receive Corporate Communications in the other (or both) language(s).

3.	When each printed Corporate Communication is sent out in accordance with the arrangements described in paragraph 1 above, a letter, together with a request form (the “Second Letter”), in both English and Chinese, will be attached to or printed at some prominent place in the sent out version of the Corporate Communication, stating that the Corporate Communication prepared in the other language will be available upon request.

4.	The Corporate Communication will be sent or otherwise made available by the Company to Shareholders using electronic means only where the Company has previously received from that Shareholder an express, positive confirmation in writing that the Shareholder wishes to receive or otherwise have made available to it the Corporate Communication by such means. The Company will post a notification of publication of such Corporate Communication on its website or will notify such Shareholders by post, according to the election made in the Reply Form, as and when the Corporate Communication is published on the Company’s website.

5.	Shareholders are entitled at any time by reasonable notice in writing to the Registrars to change their choice of language and means of receipt of Corporate Communications. The Company will set out in each Corporate Communication the steps for Shareholders notifying the Company of any change of their choice. With respect to Shareholders who choose to receive Corporate Communications by electronic means and who for any reason have difficulty in receiving or gaining access to the Corporate Communications or wish to receive a printed version, they will promptly upon request in writing to the Registrars be sent a printed version free of charge.

6.	Corporate Communications in both English and Chinese, and in accessible format, will be available on the Company’s website and a copy in electronic format in both languages will be filed with the Stock Exchange for publication on the Stock Exchange’s website no later than 9:00 p.m. on the business day last preceding the day on which such Corporate Communication is sent to Shareholders.

7.	The Company is providing a dial-up hotline service (Tel: (852) 2881 8888) to enable Shareholders to make enquiry of the Company’s proposed arrangements set out above.

8.	The First and Second Letters will mention that Corporate Communications will be available in both languages on the Company’s website and that a dial-up hotline has been provided as mentioned in paragraphs 6 and 7 above respectively.

DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

“Corporate Communication(s)”	means any and all document(s) issued or to be issued by the Company for the information or action of Shareholders as defined in Rule 1.01 of the Listing Rules;

“Financial Summary”	means the summary financial report of the Company;

“Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange as modified from time to time;

“Long-form Report”	means the complete annual report and accounts of the Company;

“Registrars”	means Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong;

“Relevant Date”	means 18th October, 2006;

“Shareholders”	means registered holders of shares of the Company; and

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited.

By Order of the Board Leonard Bryan Turk Secretary

Hong Kong, 18th September, 2006

Members of the Board: Dr. Raymond Ch’ien Kuo-fung (Chairman)**, Chow Chung-kong (Chief Executive Officer), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

Members of the Executive Directorate: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*	independent non-executive Directors
**	non-executive Directors

This announcement is in English and Chinese. In the case of any inconsistency, the English version shall prevail.